


Franklin Electric

KeyBanc Conference
June 2008

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995.

Any forward-looking statements contained herein, including those relating to the Company's financial results, business goals and sales growth, involve risks and uncertainties, including but not limited to, risks and uncertainties with respect to general economic and currency conditions, various conditions specific to the Company's business and industry, weather conditions, new housing starts, market demand, competitive factors, changes in distribution channels, supply constraints, technology factors, litigation, government and regulatory actions, the Company's accounting policies, future trends, and other risks which are detailed in the Company's Securities and Exchange Commission filings, included in Item 1A of Part I of the Company's Annual Report on Form 10-K for the fiscal year ending December 30, 2006, Exhibit 99.1 attached thereto and in Item 1A of Part II of the Company's Quarterly Reports on Form 10-Q. These risks and uncertainties may cause actual results to differ materially from those indicated by the forward-looking statements. All forward-looking statements made herein are based on information currently available, and the Company assumes no obligation to update any forward-looking statements.

Topics

- Overview – Strategy for Growth

- Review Recent Financial Performance

- Outlook



Strategic Focus

Premier Global Supplier of Pumping Systems and Components to the Residential, Agricultural and Commercial (RAC) Water Systems and Petroleum Equipment Distribution Channels





Strategic Focus

$6.1 Bil Addressable Market



Water Pumping Systems Producers → Distributors → Installing Contractors → Residential, Agricultural & Commercial End Users

$1 Bil Addressable Market



Petroleum Equipment Producers → Distributors → Installing Contractors → Filling Station Owners

- Growing Global Demand
- Customers Value Reliability
- Franklin Brand Equity

Growth Strategy
Product Line Extensions and Geographic Expansion

Water Systems

    

Franklin Submersible Motor 1950s	Motors, Controls and Drives 1990s	Motors, Pumps, Drives and Controls 2004	Adjacent Pumping Systems 2006	Global Sales Opportunity

Fueling Systems

    

Franklin Submersible Motor 1960s	FE Petro Turbine Pump 1980s	FE Petro Turbine and Drive 1990s	Adjacent Products 2000s	Global Sales Opportunity

Franklin Product Mix
Annualized Sales Run Rate Approx. $750 mil

Water Systems

76%



Fueling Systems

24%

Water Systems
Core and Complimentary Products

Complimentary Pumping Systems

- Sump Pumps
- Condensate Pumps
- Sewage Pumps
- Utility Pumps
- Effluent Pumps
- Irrigation Pumps
- Pressure Boost Pumps

Total Addressable Market $3.8 Bil

Core
Groundwater Pumping Systems Total Addressable Market $2.3 Bil

Business Dynamic

Groundwater Capability Facilitates Building Distribution and
Sales of Complimentary Products and Vice Versa



Position in Groundwater Facilitates Sales and Distribution Growth of Complimentary Pumping Systems

Growing Supply Base of Complimentary Pumping Systems Facilitates Sales and Distribution Growth in Groundwater

Franklin Global Market Position

Groundwater Pumping Systems

	% of $2.3 bil Global Addressable Market*
Franklin Electric	16-18%
Competitor A	11-13%
Competitor B	10-11%
Competitor C	9-11%
Competitor D	3-4%
All Others	44-50%
Total	**100%**

* Source – Franklin Management Estimates

Franklin Electric

Franklin Global Market Position
Residential, Agricultural and Commercial Pumping Systems

	% of \$6.1 bil Global Addressable Market*
Competitor A	13-16%
Competitor B	10-12%
Franklin Electric	9-11% ← **5-6% in 2004**
Competitor C	6-8%
Competitor D	2-3%
All Others	53-59%
Total	**100%**

Fueling Systems
Product Line



Fueling Systems Growth

Process Control Products and Services:

- Vapor Control and Monitoring

- Variable Speed Pumping

- Leak Detection

- Inventory Control

- Product Adulteration Detection

Franklin Fueling Global Market Position
Fueling Equipment*

	% of $1 bil Global Addressable Market**
Franklin Electric	17%
Competitor A	12-14%
Competitor B	10-12%
All Others	57-61%
Total	**100%**

* Excludes Dispensing Systems
** Source – Franklin Management Estimates

Franklin Sales Growth



Franklin EPS



1st Quarter 2008
up 67% vs.
1st Quarter 2007



Franklin Operating Units
Sales Mix

2007 Operating Earnings Down 65%

2007 Operating Earnings Up 65%

2007 Operating Earnings Up 55%

2007 Operating Earnings Up 17%

Fueling Systems

Americas Water Systems

International Water Systems*

Water Transfer Systems

* Asia/Pacific, Europa, South Africa

Americas Water Systems
Business Model Before 2004



- Pump Industry Consolidation
- 2 OEMs Control 70% of our Sales in North America

Americas Water Systems
Business Model After 2004



Submersible Motors, Controls, Drives **, & Pumps**

Small Submersible Motors & Controls

Franklin Electric

PUMP OEMS

DISTRIBUTOR

CONTRACTORS

WELL OWNERS

Discontinue supply to major OEMs 1/1/07

Franklin Electric

Americas Water Systems

Sales Mix


300
250
200
150
100
50
0
175
119
56
200
137
63
227
102
272
111
Stockpile
2003
2004
2005
2006
2007
2008
(Forecast)
• Industry co
• 2 major OE
70% of Am
Water sales
• Major OEM
displace Franklin
• Franklin starts selling products
to distributors
• Legal settle
agrees to s
major OEMs until 1/1/07
• 2 major OEMs stockpile
an estimated $40 mil of
Franklin motors
• Franklin discontinues
sales to major OEMs
• Major OEMs start
liquidating Franklin
motor stockpile
2 Major OEMs
"All Other"

Americas Water Systems

Sales Mix


300
250
200
150
100
50
0
175
119
56
200
137
63
227
102
125
272
111
161
Stockpile
199
2
197
220-
230
2003
2004
2005
2006
2007
2008
(Forecast)
2 Major OEMs
"All Other"

- Franklin sales to all other customers growing $20 to $30 mil per year heading into 2008

North America Water Systems Industry

4" Pump/Motor + Pump End Shipments (Units*)

	2006	**2007**	**% change**
Total Industry (WSC)	989,000	884,000	(10.6%)

2007 Franklin Shipments — Up **32%** ↑

2007 2 Major OEMs — Estimated Down **25%** ↓

Response:

Price Discounting

* Source: Water Systems Council and Franklin Management Estimates



2007 New Product and Facility Initiatives

TRI-SEAL

VersaJet





New Linares Pump Plant



Madison Consolidation



Grant County Expansion

2007 Earnings Performance

- Fueling, International Water and Water Transfer Systems Operating Earnings
  - **Up 46%**

- Americas Water Systems Issues:
  - Stockpile Liquidation
  - Housing Recession
  - Strategic Initiatives

2008 Earnings Improvement

- Organic Sales Growth

- Fixed Spending Leverage

- Cost Reduction Initiatives

- Accretive Acquisitions

2008 Earnings Improvement
Organic Sales Growth

	2008 Organic Sales Growth Guidance	2008 1st Quarter
Global Water Systems	10%	12%
Fueling Systems	30%	31%
Total	**12%**	**17%**
Overall Sales Growth (including acquisitions)	**25%**	**34%**

Americas Water Systems
Organic Sales Growth



Water Systems Sales in Developing Regions*
2002 – 2008 Forecast ($ 000s)



* Latin America/Brazil, Asia/Pacific, Middle East, Africa, Eastern Europe

Fueling Systems Organic Sales Growth in 2008

Environmental Legislation – California Vapor Control Regulations



- **Vapor Control System Purchases**
  4/30/08 to 4/30/09 - $135 mil*

- **Vapor Monitoring System Purchases**
  4/30/08 to 10/1/10 - $60 mil*

- **Franklin 1 of Only 2 Approved Suppliers**

- **Other Countries/Municipalities May Follow**

* Source – Franklin Management Estimates

2008 Earnings Improvement
Fixed Spending Leverage* ($ mil)



$14 - 17 mil Cost Improvement

2008 Earnings Improvement

Cost Reduction Initiatives Start to "Kick In"

- Transition to New 4" Pumps Complete (2nd Qtr. 2008)

- New Linares, Mexico Pump Plant Start-up (2nd Qtr. 2008)

- Fueling Consolidation in Madison (4th Qtr. 2007)

- Wittlich & Siloam Springs Rightsizing (During 2007)

$7 - 10 mil Cost Improvement

2008 Earnings Improvement

Accretive Acquisitions



JACUZZI. | ORBIT PUMPS
JESCO | ROEVAC
MONO Pumps | ROTORFLO.
NORMAFLO | SUPER D
TSUNAMI

WATER HORSE
PROFESSIONAL Series | HOME PLUMBER
RED LION

SCHNEIDER MOTOBOMBAS

Pump Brands
(Southern Africa)
Sales $35 Mil

Monarch Pumps
(Canada & US)
Sales $33 Mil

Bombas Schneider
(Brazil)
Sales $44 Mil

2008 Earnings Impact

- 10% Organic Growth – Water

- 30% Organic Growth – Fueling

- Fixed Spending Leverage (220 BPS)

- Payback on Strategic Initiatives

- Accretive Acquisitions

1st Quarter EPS

2000 – 2008





- **Raw Material and Freight Inflation**

Franklin Changing Global Profile
($ mil)

2004   **2008**

Products

🟩 Motors

🟦 Pump Systems/Components




Franklin Electric Dividend History

2008 – Dividend Increased for 16th Consecutive Year






Franklin Electric